UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
        OF 1934 AND RULE 14f-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ASSURED PHARMACY, INC.
                             ----------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            NEVADA                      000-33165                98-0233878
            ------                      ---------                ----------
(STATE OR OTHER JURISDICTION      (COMMISSION FILE NO.)        (IRS EMPLOYER
      OF INCORPORATION)                                      IDENTIFICATION NO.)


                         17935 SKY PARK CIRCLE, SUITE F
                                IRVINE, CA 92614
                            TELEPHONE: (949) 222-9971

    (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                               ------------------

                             ASSURED PHARMACY, INC.
                         17935 SKY PARK CIRCLE, SUITE F
                                IRVINE, CA 92614

                        INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 AND RULE 14f-1
                                   THEREUNDER

             THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE
    STOCKHOLDERS OF ASSURED PHARMACY, INC. WE ARE NOT SOLICITING YOUR PROXY.

                          -----------------------------

         This Information Statement is being mailed to holders of record of shares of common stock of Assured Pharmacy, Inc. (the "REGISTRANT", the "COMPANY", "WE", "US" or "OUR"), a Nevada corporation, on or about October 10, 2008, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and Rule 14f-1 promulgated thereunder.

                                   BACKGROUND

         As of September 30, 2008, we had 56,606,113 issued and outstanding shares of common stock, par value $0.001 per share ("COMMON STOCK"), which, prior to the consummation of the transactions described in this Information Statement, is our only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of Common Stock entitles the holder thereof to one vote.

CHANGE IN CONTROL

         Upon the consummation of the transactions described below, there will be a change in control of the Company.

SALE OF SECURITIES

         On October 7, 2008, we entered into a Securities Purchase Agreement (the "SECURITIES PURCHASE AGREEMENT") with APHY Holdings LLC ("APHY HOLDINGS"), a Delaware limited liability company, pursuant to which we agreed to sell, and APHY agreed to purchase, 11,235 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "SERIES A PREFERRED STOCK"), and 75,000,001 shares of Common Stock, par value $0.001 per share, at a purchase price of $0.0102 per share, for an aggregate purchase price of $12,000,000.01. The Series A Preferred Stock is convertible into shares of Common Stock at the initial conversion price of $0.0102. If APHY Holdings were to convert all the shares of Series A Preferred Stock into shares of Common Stock at the initial conversion ratio, we would have approximately 2 billion shares of Common Stock issued and outstanding on a fully diluted basis (after giving effect to the debt exchanges discussed below), and APHY Holdings would be the holder of approximately 1,175,000,000 shares of Common Stock, or approximately 60% of the aggregate number of shares of Common Stock issued and outstanding on a fully diluted basis.

DEBT EXCHANGES AND REPAYMENTS

         In connection with the issuance and sale of the Series A Preferred Stock to APHY Holdings, we will issue approximately 3,634 shares of our Series B Convertible Stock, par value $0.001 per share (the "SERIES B PREFERRED STOCK"), and 2,000 shares of our Series C Convertible Stock, par value $0.001 per share (the "SERIES C PREFERRED STOCK" and, together with the Series A Preferred Stock and the Series B Preferred Stock, the "PREFERRED STOCK"), to certain of our affiliates, including our chief executive and chief financial officers, in exchange for certain of our debt, and certain holders of our debt will exchange indebtedness for new debentures, among other transactions. It is currently anticipated that the Company will use approximately $1.9 million of the proceeds from the sale of the Series A Preferred Stock to repay existing debt of the Company, and the Company will exchange indebtedness of other holders for the issuance of approximately $1,476,000 10% Debentures due 2010. More information about such debt exchanges and issuances are described in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2008.

         The closing of the issuance of securities, exchanges of debt and other transactions described above (the "CLOSING") is expected to occur on or before October 31, 2008, subject to certain closing conditions, including the end of the ten day period after the mailing and dissemination of this Information Statement on Schedule 14F-1 to the stockholders of the Company (the "TEN DAY PERIOD").

VOTING RIGHTS; STOCKHOLDERS' AGREEMENT

         The Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Company (the "CERTIFICATE OF DESIGNATIONS"), which will be filed with the Secretary of State of the State of Nevada on or prior to the Closing pursuant to the Securities Purchase Agreement, provides the following rights and preferences to holders of Preferred Stock:

     o DIVIDEND - The Preferred Stock will pay a cumulative cash dividend of 10% per annum, which will accrue and accumulate daily until paid.

     o LIQUIDATION - The holders of Series A Preferred Stock will, upon certain liquidation events, receive preference in the distribution of the Company's assets equal to the greater of (i) $12 million or (ii) the amount such holder would have received if the Series A Preferred Stock were converted into Common Stock; provided that, if the holders of Series A Preferred Stock receive the distribution described in clause (i), such holders may not receive distributions with respect to any shares of Common Stock that were held by such holders as of the Closing. Next, the holders of Series B Preferred Stock and Series C Preferred Stock shall be entitled to the greater of $1,000 per share or the amount such holder would have received if the Series B or C Preferred Stock were converted into Common Stock. Next, the holders of Preferred Stock will be entitled to accrued and unpaid dividends. Finally, the remaining assets of the Company, if any, will be available for distribution to the holders of Common Stock on a pro rata basis.

     o CONVERSION - The Series A Preferred Stock is initially convertible into shares of Common Stock at a conversion price of $0.0102 per share; the Series B Preferred Stock is initially convertible into shares of Common Stock at a conversion price of $0.022 per share; and the Series C Preferred Stock is initially convertible into shares of Common Stock at a conversion price of $0.038 per share. Such conversion prices will be adjusted for any subsequent stock splits, dividends, reorganizations, mergers, exchanges or other reclassification events. The holders of a majority of Series A Preferred Stock can force the conversion of all Preferred Stock under certain circumstances. At the initial conversion rates, approximately 1.3 billion shares of Common Stock are issuable upon conversion of the Preferred Stock.

     o VOTING RIGHTS - Each share of Preferred Stock will be voted on an as-converted basis together with the shares of Common Stock, at any annual or special meeting of stockholders of the Company and holders of Preferred Stock and may act by written consent in the same manner as the Common Stock. In addition, there is not currently a sufficient number of authorized shares of Common Stock under the Company's Articles of Incorporation to convert the Preferred Stock that will be issued at Closing. At Closing, APHY Holdings will acquire a majority of the authorized shares of Common Stock and will be able to approve an amendment to the Company's Articles of Incorporation necessary to increase the number of authorized shares of Common Stock without the approval of any of the Company's other stockholders.

     o BOARD SEATS - So long as 35% of the shares of Series A Preferred Stock remain issued and outstanding, the holders of outstanding shares of Series A Preferred Stock will, voting together as a separate class, be entitled to elect five directors to the seven-member Board (each, a "SERIES A REPRESENTATIVE"). So long as 35% of the shares of Series C Preferred Stock remain issued and outstanding, the holders of outstanding shares of Series C Preferred Stock will, voting together as a separate class, be entitled to elect one Director to the Board (a "SERIES C REPRESENTATIVE"). Upon the Closing, one member of the Board will be required to meet the definition of "independent director" under the rules of the American Stock Exchange.

     o COVENANTS - So long as 35% of the shares of Series A Preferred Stock remain issued and outstanding, the approval of the holders of a majority of the shares of Series A Preferred Stock then outstanding is required for certain corporate actions by the Company. These actions include, among others, approving annual business plans and operating budgets, incurring indebtedness (other than certain permitted indebtedness), entering into any transaction or arrangement with any officer, director or shareholder of the Company (other than certain employee compensation arrangements), making any loans or advances to any other person, incurring any liens (other than certain permitted liens) on any assets of the Company and any sale or transfer of any assets of the Company other than in the ordinary course of business. Due to its ownership of Series A Preferred Stock, without the approval of the Company's other stockholders, APHY Holdings will be able to effect corporate transactions requiring stockholder approval, such as a merger, sale of substantially all the assets of the Company or a "going private" transaction.


         As a condition to the Closing, APHY Holdings will enter into a Stockholders' Agreement (the "STOCKHOLDERS' AGREEMENT") with Mosaic Capital Advisors, LLC, and its affiliates (collectively, "MOSAIC"), Robert DelVecchio and Haresh Sheth. Under the terms of the Stockholders' Agreement, among other things, each of APHY Holdings, Mosaic, Robert DelVecchio and Haresh Sheth (collectively, the "HOLDERS") will agree to vote their shares as necessary to ensure that the size of the Board of Directors of the Company (the "Board") shall consist of seven directors.

RESTRUCTURING OF BOARD OF DIRECTORS AND MANAGEMENT

         As a closing condition of the Securities Purchase Agreement, the Board must increase the number of directors constituting the Board from five directors to seven directors. In connection with the Closing, James Manfredonia and Haresh Sheth will resign from the Board. We have been informed that pursuant to their rights under the Certificate of Designations, APHY Holdings intends to appoint Thomas Auth,

Robert DelVecchio, Navid Farzad and David Lowenberg as directors, and the holder of Series C Preferred Stock, Mosaic, intends to appoint Ameet Shah as a director effective upon the Closing, which shall in no case be earlier than the end of the Ten Day Period. The Company expects that Richard Falcone will remain on the Board as an independent director.

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

         The following table sets forth certain information with respect to our beneficial ownership of our Common Stock as of September 30, 2008 by (i) each stockholder beneficially owning more than 5% of the outstanding shares of our Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group.

         As used in the table below, the term BENEFICIAL OWNERSHIP with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following September 30, 2008. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. Percentage ownership is based on 56,606,113 shares of Common Stock outstanding on September 30, 2008.

         Except as otherwise noted below, the address of each of the persons in the table is c/o Assured Pharmacy, Inc., 17935 Sky Park Circle, Suite F, Irvine, California 92614.

                                        NAME AND ADDRESS                 AMOUNT OF              PERCENT
TITLE OF CLASS                         OF BENEFICIAL OWNER              BENEFICIAL             OF CLASS*
                                                                         OWNERSHIP

----------------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS & DIRECTORS:
----------------------------------------------------------------------------------------------------------
Common                             Robert DelVecchio                    8,191,878(1)              12.8%
----------------------------------------------------------------------------------------------------------
Common                             James Manfredonia                      800,000                  1.4%
----------------------------------------------------------------------------------------------------------
Common                             Haresh Sheth                         6,377,780(2)               9.8%
----------------------------------------------------------------------------------------------------------
Common                             Ameet Shah                          27,671,314(3)              35.6%
----------------------------------------------------------------------------------------------------------
Common                             Richard Falcone                        800,000                  1.4%
----------------------------------------------------------------------------------------------------------
Common                             John Eric Mutter                     1,075,000(4)               1.9%
----------------------------------------------------------------------------------------------------------

TOTAL OF ALL DIRECTORS AND EXECUTIVE OFFICERS:                         44,915,972                 49.3%


MORE THAN 5% BENEFICIAL OWNERS:

----------------------------------------------------------------------------------------------------------
Common                             Mosaic Capital Advisors, LLC        27,671,314(3)              35.6%
                                   400 Madison Avenue, Suite 6B
                                   New York, NY 10017
----------------------------------------------------------------------------------------------------------
Common                             Weil Consulting Corporation          3,000,000                  5.3%
                                   234 South Hamilton Drive
                                   Beverly Hills, CA 90211
----------------------------------------------------------------------------------------------------------

---------------
* Less than 1%.

(1) Represents (i) 5,000,000 shares issuable upon exercise of options held by Mr. DelVecchio, (ii) 770,123 shares held by Brockington Securities, Inc. ("BROCKINGTON"), (iii) 464,255 shares issuable in lieu of debenture interest to Brockington, (iv) 975,000 shares issuable upon exercise of warrants held by Brockington and (v) 982,500 shares issuable upon conversion of debentures and short-term notes held by Brockington. Mr. DelVecchio is the President and Chief Executive Officer of Brockington.

(2) Represents (i) 1,180,298 shares held (of which 750,849 are held by Woodfield Capital Services, Inc. ("WOODFIELD"), 375,000 are held by Janus Finance Corporation LLC ("JANUS") and 54,449 are held by Janus Financial Services, Inc. ("JANUS SERVICES")), (ii) 1,375,000 shares issuable upon exercise of warrants (of which 1,062,500 are issuable to Woodfield, and 312,500 are issuable to Janus), (iii) 1,375,000 shares issuable upon the conversion of debentures and short-term notes (of which 125,000 are issuable to Janus Services, 875,000 are issuable to Mr. Sheth and 375,000 are issuable to Woodfield), (iv) 1,700,000 shares issuable upon exercise of options (of which 566,666 are held by Janus Services and 1,133,334 are held by Mr. Sheth), (iv) 747,482 shares issuable in lieu of debenture interest (of which 99,351 are issuable to Janus Services and 648,131 are issuable to Woodfield).

(3) Represents (i) 6,441,814 shares held by Mosaic (of which 2,500,000 are held by Mosaic Financial Services LLC, a wholly-owned subsidiary of Mosaic Capital Advisors, LLC ("MCA"), and the remainder are held by other Mosaic entities, including funds for which MCA is the financial advisor and MPE General Partner, LLC ("GP") is the general partner and funds managed by Mosaic Capital Management, Ltd.), (ii) 11,427,250 shares issuable upon the exercise of warrants held by Mosaic entities and (iii) 9,802,250 issuable upon the conversion of convertible debentures held by Mosaic entities. Mr. Shah and Mr. Sadowsky own MCA and GP and their power to vote or direct the vote of the aforementioned shares is indirect. Mr. Shah disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the shares.

(4) Includes 325,000 shares held by Mr. Mutter and 750,000 shares issuable upon exercise of options held by Mr. Mutter.

                DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

         Set forth below is certain information with respect to the individuals who are our current directors, officers and key employees and the individuals who are proposed to become our directors.

NAME                            AGE       POSITION
Thomas Auth*                     40       Director
Robert Delvecchio**              43       Director and Chief Executive Officer
James Manfredonia***             46       Director
Richard Falcone**                54       Director
Navid Farzad*                    31       Director
David A. Lowenberg*              58       Director
John Eric Mutter                 49       Chief Technology Officer
Ameet Shah**                     35       Director
Haresh Sheth***                  58       Director and Chief Financial Officer
* Proposed Directors
** Continuing Directors
*** Departing Directors

         Set forth below is biographical information with respect to each of the aforementioned individuals.

PROPOSED DIRECTORS:

         THOMAS AUTH. Mr. Auth is expected to be appointed to the Board at Closing. He is a General Partner of Enhanced Equity Fund, L.P. ("EEF"), which formed APHY Holdings for the purpose of purchasing the Series A Stock and the Common Stock. Prior to joining EEF in January 2008, Mr. Auth was a member of ACI Capital Co., LLC, a generalist middle market private equity fund focused on value-oriented buyouts and growth investments across industries. From 2002 to 2005, Mr. Auth was a member of One Equity Partners ("OEP"), the private equity arm of JPMorgan Chase & Co. While at OEP, Mr. Auth focused on buyouts and growth investments in the business services and healthcare industries. Prior to OEP, Mr. Auth was an associate at Cravath, Swaine & Moore LLP in the mergers and acquisitions practice group. In 1999, Mr. Auth co-founded Concordant Rater Systems, a services company focused on improving efficiencies in clinical trials. Mr. Auth graduated from Columbia University and Harvard Law School.

         NAVID FARZAD. Mr. Farzad is expected to be appointed to the Board at Closing. Mr. Farzad is an Associate of EEF. Mr. Farzad joined EEF in July 2008. Mr. Farzad most recently served as a Summer Associate in the Healthcare Investment Banking Division of Lehman Brothers focusing on mergers and acquisitions. From 2002 to 2006, Mr. Farzad was a member of Ernst & Young LLP's Transaction Advisory Services group where he focused on financial due diligence on acquisition targets for private equity sponsors. Prior to Ernst & Young, Mr. Farzad worked in the healthcare audit practice of Arthur Andersen LLP. Mr. Farzad received a Bachelor of Business Administration from Loyola College and an MBA from New York University's Stern School of Business. Mr. Farzad is a Certified Public Accountant.

         DAVID A. LOWENBERG. Mr. Lowenberg is expected to be appointed to the Board as Chairman and named as the Company's chief executive officer at Closing. Since March 2008, Mr. Lowenberg has served as an advisor to several healthcare companies. From June 2006 to February 2008, Mr. Lowenberg was the president and chief executive officer of CuraScript, Inc., a specialty pharmaceutical business. From September 1999 to May 2006, Mr. Lowenberg was the chief operating officer of Express Scripts,

Inc., a Fortune 500 pharmacy benefits manager. Prior to Express Scripts, Mr. Lowenberg served in high level positions with the Arizona Department of Welfare Programs and Department of Medicaid. Mr. Lowenberg received a Bachelor of Public Administration from the University of Arizona and a Master's in Government Management from Harvard University.

CONTINUING DIRECTORS:

         ROBERT DELVECCHIO. Mr. DelVecchio has served as our Chief Executive Officer since February 2005. Mr. DelVecchio was appointed as a member of the Board on March 31, 2005. Since 1995, Mr. DelVecchio has acted as Chief Executive Officer and President of Brockington Securities, a broker-dealer that is a member of the FINRA.

         RICHARD FALCONE. Mr. Falcone was appointed to the Board in July 2004. From February 2006 to December 2006, Mr. Falcone served as President and Chief Executive Officer of Tasker Capital Corp. Mr. Falcone also served as Chairman of the Board of Tasker Capital Corp. from May 2006 to December 2006. From 2001 to February 2006, Mr. Falcone served as Chief Financial Officer of The A Consulting Team, Inc., an IT service company. Mr. Falcone has served as Chief Financial Officer of Netgrocer.com. In 1990, Mr. Falcone joined Bed Bath & Beyond, Inc. as its Chief Financial Officer. In 1983, Mr. Falcone joined Tiffany & Co. and served as Manager of Audit, Director of Financial Control, and Director of International Finance and Operations. Mr. Falcone has also worked at PriceWaterhouseCoopers & Co., an international public accounting firm.

         AMEET SHAH. Mr. Shah was appointed to the Board in February 2008. Mr. Shah is currently the Managing Partner of Mosaic and the Mosaic Private Equity family of funds. Prior to starting Mosaic Capital, a principal investment firm about 10 years ago, Mr. Shah worked with HSBC Asset Management Limited in various roles in Hong Kong, London and New York. He subsequently moved to Salomon Brothers in Hong Kong and joined the investment team that oversaw the Salomon Brothers Asia Growth Fund in 1997-1998. Mr. Shah serves on the boards of three emerging US companies - Advanced Financial Applications, Real Time Radiography and Invalt Inc; and he also serves as a Conflict Review Board Member for the Sigma Opportunity Fund in New York. In 2006, Mr. Shah founded the Astonfield Group of Companies. Astonfield Renewable Resources Limited was set up to develop clean energy projects in India. It currently builds, operates and owns a portfolio of solar, biomass and biogas projects in India. Mr. Shah is an Economics graduate of Fitzwilliam College, University of Cambridge.

DEPARTING DIRECTORS:

         JAMES MANFREDONIA. Mr. Manfredonia was appointed to the Board in June 2004. From 2002 until 2008, Mr. Manfredonia served as manager of listed equity trading and New York Stock Exchange operations at Bear Stearns. Mr. Manfredonia currently serves as the Chairman of the New York Stock Exchange Upstairs Traders Advisory Committee and as a member of the Market Performance Committee of the New York Stock Exchange. Prior to joining Bear Stearns, Mr. Manfredonia worked for ten years at Merrill Lynch where he managed the listed trading desk with additional responsibilities for NASDAQ, portfolio trading, sales trading, and NYSE staff. Mr. Manfredonia was the founding general partner of Blair Manfredonia Limited Partners, a hedge fund/broker-dealer. Mr. Manfredonia has also worked at Lehman Brothers, Salomon Brothers, and Drexel Burnham.

         HARESH SHETH. Mr. Sheth was appointed to serve as our Chief Operating Officer on May 1, 2006 and served in this capacity until December 15, 2006 when Mr. Sheth was appointed our Chief Financial Officer. Mr. Sheth was appointed to the Board in September 2005. Since 1991, Mr. Sheth has acted as President of Janus Finance Corporation, an asset based finance company and since 2005 Mr. Sheth has acted as President of Woodfield Capital Services Inc., an investment company. From 2004 until 2006,

Mr. Sheth served as group financial officer and director of Mosaic. Mr. Sheth is a graduate of West Virginia University where he earned an engineering degree.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS:

         JOHN ERIC MUTTER. Mr. Mutter was appointed to serve as Chief Operating Officer on May 11, 2005 and served in this capacity until May 1, 2006 when Mr. Mutter was appointed Chief Technology Officer. Since January 2004, Mr. Mutter has acted as a consultant to Assured Pharmacy, Inc. providing technology and information systems support. From 2000 to 2003, Mr. Mutter performed similar responsibilities for the MedEx Systems Inc. designing, implementing and managing a digital prescribing infrastructure for Pegasus Pharmacies. Prior to these positions, Mr. Mutter has held numerous field engineering and technology positions with Alpha Microsystems, Tomba Communications, Neosoft Inc., Checkpoint Systems, and Southwest Communications.

LEGAL PROCEEDINGS

         To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CORPORATE GOVERNANCE

         Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders or until removed from office in accordance with our bylaws.


DIRECTOR INDEPENDENCE

         Our Common Stock is quoted on the Financial Industry Regulatory Authority's OTC Bulletin Board, which does not have director independence requirements. Pursuant to the independence standards of NASDAQ Marketplace Rule 4200(a)(15), the Board has determined that James Manfredonia and Richard Falcone were independent directors as of December 31, 2007 and are independent directors as of the date of this Information Statement. Our other directors do not meet the independence standards of the NASDAQ Marketplace Rules.

BOARD MEETINGS AND ATTENDANCE AT ANNUAL MEETING OF SHAREHOLDERS

         Our Board held two meetings during fiscal year 2007. Each director attended at least seventy-five percent of the Board meetings. We do not have a policy regarding director attendance at the meetings of stockholders.

AUDIT COMMITTEE

          We do not have a separately-designated standing audit committee. The entire Board performs the functions of an audit committee, but no written charter governs the actions of the Board when performing the functions that would generally be performed by an audit committee. The Board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the Board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

DIRECTOR NOMINATING PROCESS

         We do not have a separately-designated standing nominating committee. As a result, no written charter governs the director nomination process. The Board has determined that our size and the size of our Board, at this time, do not require a separate nominating committee.

         Our independent directors annually review all director performance over the past year and make recommendations to the Board for future nominations. When evaluating director nominees, our independent directors consider the following factors:

          -    the appropriate size of the Board;

          - the needs of the Company with respect to the particular talents and experience of its directors;

          - the knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;


          -    experience in political affairs;

          -    experience with accounting rules and practices; and

          - the desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

         Our goal is to  assemble  a Board  that  brings  together  a variety of perspectives  and skills  derived  from high quality  business and  professional experience. In doing so, the Board will also consider candidates with appropriate non-business backgrounds.

         Other than the foregoing, there are no stated minimum criteria for director nominees, although the Board may also consider such other factors as it may deem are in the best interests of us and our stockholders. In addition, the Board identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Board are polled for suggestions as to individuals meeting the criteria described above. The Board may also engage in research to identify qualified individuals. To date, the Board has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Board reserves the right in the future to retain a third party search firm, if necessary. The Board does not typically consider shareholder nominees because it believes that its current nomination process is sufficient to identify directors who serve our best interests.

PROCESSES AND PROCEDURES FOR DETERMINATION OF EXECUTIVE AND DIRECTOR
COMPENSATION

         We do not have a separately-designated standing compensation committee. The Board has determined that our size and the size of our Board, at this time, do not require a separate compensation committee. Executive officer and director compensation is determined by the entire Board. In setting executive officer and director compensation, the Board considers the Company's performance and relative shareholder return, compensation of similar directors and officers at comparable companies, and compensation of such directors and officers in past years.

SHAREHOLDER COMMUNICATION

         The Board has not provided a separate process for security holders to communicate with the Board. Communications to the Board may be sent to the address and telephone number set forth on the cover page to this Information Statement.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The table below summarizes all compensation awarded to, earned by, or paid to our named executive officers for the fiscal years ended 2007 and 2006.

                                              SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------------------------------


                                                                        Non-Equity
                                                      Stock   Option     Incentive    Nonqualified
                                                              Awards       Plan         Deferred       All Other
   Name and Principal              Salary     Bonus   Awards    (4)    Compensation   Compensation   Compensation      Total
        Position          Year      ($)        ($)     ($)      ($)         ($)       Earnings ($)        ($)           ($)
---------------------------------------------------------------------------------------------------------------------------------
Robert DelVecchio (1)    2007    165,224(5)     5,000   -        -           -             -               -          170,224
CEO & Former CFO         2006       150,000  128,860    -        -           -             -               -          278,860

Haresh Sheth (2)         2007    165,224(6)    5,000    -        -           -             -               -          170,224
CFO & Former COO         2006       110,577     -       -     283,333        -             -               -          393,910

John Eric Mutter (3)     2007    193,000(7)     -       -        -           -             -               -          193,000
CTO & Former COO         2006       185,000     -       -        -           -             -               -          185,000

---------------------------------------------------------------------------------------------------------------------------------

--------------
(1)  Mr.  DelVecchio  resigned as our Chief  Financial  Officer on December  15,
     2006.

(2) Mr. Sheth was appointed as our Chief Operating Officer on May 1, 2006 and served in this capacity until his appointment as Chief Financial Officer on December 15, 2006. The information in the summary compensation table includes all compensation paid to Mr. Sheth for the full fiscal year ended December 31, 2006.

(3) Mr. Mutter was appointed as our Chief Operating Officer on May 11, 2005 and served in this capacity until his appointment as Chief Technology Officer on December 15, 2006. The information in the summary compensation table includes all compensation paid to Mr. Mutter for the full fiscal years ended December 31, 2007 and 2006.

(4) The amounts reflect the compensation expense in accordance with FAS 123(R) of these option awards. The assumptions used to determine the fair value of the option awards for fiscal years ended December 31, 2006 and 2007 are set forth in Note 6 of our audited consolidated financial statements included in the Annual Report of the Company on Form 10-KSB filed with the SEC on March 31, 2008. Our named executive officers will not realize the value of these awards in cash unless and until these awards are exercised and the underlying shares subsequently sold.

(5) The amount includes salary adjustments during the year ended December 31, 2007. Mr. DelVecchio's current salary is $175,000 per annum.

(6) The amount includes salary adjustments during the year ended December 31, 2007. Mr. Sheth's current salary is $175,000 per annum.

(7) The amount includes a salary increase during the year ended December 31, 2007. Mr. Mutter's current salary is $209,000 per annum.

NEW MANAGEMENT COMPENSATION ARRANGEMENTS AND INDEMNIFICATION AGREEMENTS

         In order to encourage the current members of the Company's senior management to remain employed by the Company following the Closing, the Company has agreed to enter into the following employment arrangements.

         As a condition to Closing, options to purchase 5 million shares of Common Stock held by Mr. DelVecchio must be cancelled and the Board must approve an employment agreement (the "DELVECCHIO EMPLOYMENT AGREEMENT") with Mr. DelVecchio to serve as Director of Sales. Pursuant to the DelVecchio Employment Agreement, Mr. DelVecchio's base salary will be $175,000 and he will be eligible for an annual performance bonus. At Closing, Mr. DelVecchio will be granted an option to purchase up to approximately 8.0% of the Company's fully diluted shares of Common Stock as of Closing that will vest and become exercisable as follows:

         The option to purchase approximately 4.7% of the Company's fully diluted shares of Common Stock as of Closing (the "FIRST YEAR OPTIONS") will vest and become exercisable on the first anniversary of the date of the grant if Mr. DelVecchio continues to be employed by the Company as of such date; PROVIDED, HOWEVER, that the First Year Options will vest on an accelerated basis (effective as of the date of termination) if Mr. DelVecchio is terminated without Cause (as defined in the DelVecchio Employment Agreement) or he voluntarily resigns for Good Reason (as defined in the DelVecchio Employment Agreement). Mr. DelVecchio will be entitled to exercise all vested First Year Options for a period of up to five years after his cessation from service with the Company provided that he does not engage in any conduct that would be deemed a termination for Cause if he were still employed at such time.

         The option to purchase approximately 3.3% of the Company's fully diluted shares of Common Stock as of Closing will vest and become exercisable in approximately equal installments on each of the first three anniversaries of the date of grant.

         The exercise price of the options will be the fair market value of Common Stock (as determined by the Board on the date of grant). Vesting will be accelerated upon a Change of Control (as defined in the DelVecchio Employment Agreement).

         As a condition to Closing, options to purchase 1,133,334 shares of Common Stock held by Mr. Sheth must be cancelled and the Board must approve an employment agreement with Mr. Sheth (the "SHETH EMPLOYMENT AGREEMENT") to serve as Director of Finance. Pursuant to the Sheth Employment Agreement, Mr. Sheth's base salary will be $125,000 and he will be eligible for an annual performance bonus. At Closing, Mr. Sheth will be granted an option to purchase up to 1.0% of the Company's fully diluted shares of Common Stock as of Closing that will vest and become exercisable in approximately equal installments on each of the first three anniversaries of the date of grant.

         The exercise price of the options will be the fair market value of the Common Stock (as determined by the Board on the date of grant). Vesting will be accelerated upon a Change of Control (as defined in the Sheth Employment Agreement). Following Closing, Mr. Sheth will also receive a grant of approximately 1.5% of the Company's fully diluted shares of Common Stock as of Closing, which will be fully vested at the time of grant.

         In addition, as a condition to Closing, options to purchase 750,000 shares of Common Stock held by John Eric Mutter, the Company's chief technology officer, must be cancelled. It is anticipated that Mr. Mutter will be granted an option to purchase approximately 20 million shares of Common Stock at Closing. Half of such options will vest ratably over a four year period with an exercise price equal to the fair market value of the Common Stock as determined by the Board on the date of grant and the remaining half will vest ratably over a four year period with an exercise price equal to two times the fair market value of the Common Stock as determined by the Board on the date of grant.

STOCK OPTIONS

         During the year ended November 30, 2003, the Company's Board of Directors approved an Incentive Stock Option Plan ("ISOP") to grant options to its key personnel. There are two types of options that can be granted under the
ISOP: (i) options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code ("QUALIFIED STOCK OPTIONS"), and ii) options not specifically qualified for favorable income tax treatment under the Internal Revenue Code ("NON-QUALIFIED STOCK OPTIONS"). The ISOP is administered by the Company's board of directors or the compensation committee (the "ADMINISTRATOR"). The Company is authorized to grant qualified stock options to any of its employees or directors.

         The purchase price for the shares subject to any option shall be determined by the Administrator at the time of the grant, but shall not be less than 85% of the fair market value per share of the Company's Common Stock on the grant date. Except as described below, the purchase price for the shares subject to any Qualified Stock Option shall not be less than 100% of fair market value per share of Common Stock on the grant date. In the case of any Qualified Stock Option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, the option price shall not be less than 110% of the fair market value per share of the Company's Common Stock on the grant date.

         No option is exercisable after the expiration of the earliest of: (a) ten years after the option is granted, (b) three months after the optionee's employment with the Company and its subsidiaries terminates, or a non-employee director or consultant ceases to provide services to the Company, if such termination or cessation is for any reason other than disability or death, or
(c) one year after the
optionee's employment with the Company and its subsidiaries terminates, or a non-employee director or consultant ceases to provide services to the Company, if such termination or cessation is a result of death or disability; provided, however, that the agreement for any option may provide for shorter periods in each of the foregoing instances.

         The Administrator has a right to set the period within which each option shall vest or be exercisable and to accelerate such time frames; however; each option shall be exercisable at the rate of at least 20% per year from the grant date. Unless otherwise provided by the Administrator, options will not be subject to any vesting requirements.

         Additional information relating to stock options and other compensation arrangements is found above under "New Management Compensation Arrangements and Indemnification Agreements."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END


                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
------------------------------------------------------------------------------------------------------------------------------------
                                            OPTION AWARDS                                                 STOCK AWARDS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Equity
                                                                                                               Equity      Incentive
                                                                                                               Incentive   Plan
                                                                                                     Market    Plan        Awards:
                                                                                                     Value     Awards:     Market or
                                                    Equity                                           of        Number      Payout
                                                    Incentive                            Number      Shares    of          Value of
                                                    Plan                                 of          or        Unearned    Unearned
                                                    Awards:                              Shares      Units     Shares,     Shares,
                      Number of     Number of       Number of                            or Units    of        Units or    Units or
                      Securities    Securities      Securities                           of          Stock     Other       Other
                      Underlying    Underlying      Underlying                           Stock That  That      Rights      Rights
                      Unexercised   Unexercised     Unexercised   Option    Option       Have        Have      That Have   That
                      Options       Options         Unearned      Exercise  Expiration   Not         Not       Not         Have Not
                      (#)           (#)             Options       Price     Date         Vested      Vested    Vested      Vested
Name                  Exercisable   Unexercisable   (#)           ($)                    (#)         ($)       (#)         (#)
------------------------------------------------------------------------------------------------------------------------------------
Robert DelVecchio     5,000,000(1)  -               -             0.60      09/19/2015   -           -         -           -
------------------------------------------------------------------------------------------------------------------------------------

Haresh Sheth          1,133,334(2)  -               -             0.60      05/01/2016   -           -         -           -
------------------------------------------------------------------------------------------------------------------------------------

John Eric Mutter      250,000(3)    -               -             0.60      08/29/2008   -           -         -           -
------------------------------------------------------------------------------------------------------------------------------------
                      500,000(4)    250,000(5)      -             0.60      01/31/2010   -           -         -           -
------------------------------------------------------------------------------------------------------------------------------------

-----------
(1)  These options were fully vested upon issuance.

(2) Half of these options vested on September 29, 2006 and the other half vested on September 29, 2007.

(3) These options vested in three equal tranches over three years, with the first tranche vesting on the date of grant.

(4) Half these options vested on February 20, 2007 and the other half vested on February 20, 2008.

(5)  These options are scheduled to vest on February 20, 2009.

COMPENSATION OF DIRECTORS

         The table below summarizes all compensation of our directors as of December 31, 2007.

                                               DIRECTOR COMPENSATION
--------------------------------------------------------------------------------------------------------------------
                           Fees                             Non-Equity     Non-Qualified
                        Earned or                            Incentive        Deferred          All
                         Paid in      Stock      Option        Plan         Compensation       Other
 Name                      Cash     Awards(2)    Awards    Compensation       Earnings      Compensation    Total
                           ($)         ($)         ($)          ($)             ($)             ($)          ($)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Robert DelVecchio (1)       -           -           -            -               -               -            -
--------------------------------------------------------------------------------------------------------------------

Haresh Sheth (1)            -           -           -            -               -               -            -
--------------------------------------------------------------------------------------------------------------------

Richard Falcone             -        $60,000        -            -               -               -            -
--------------------------------------------------------------------------------------------------------------------

James Manfredonia           -        $60,000        -            -               -               -            -
--------------------------------------------------------------------------------------------------------------------

------------
(1) Please refer to the summary compensation table for executive compensation with respect to the named individual. All fees earned or paid in cash and stock options awards granted to the named individuals were earned in connection with their employment agreement as executive officers. The named individuals received no compensation for their service as members of the Board.

(2) The amounts reflect the estimated fair value of the 150,000 shares of Common Stock issued to each director based on the trading price on the date of issuance.

         We only compensate outside directors for their service as members of the Board. Outside directors are entitled to a flat fee of $1,500 for each Board meeting attended in person and we make discretionary grants of stock awards in consideration for their services from time to time. During fiscal year ended December 31, 2007, we did not pay our outside directors any flat fees and issued a total of 300,000 shares of our Common Stock to our outside directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

         Except as disclosed below, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, more than 5% of any class of our voting securities, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction during fiscal years 2006 and 2007 or in any presently proposed transaction in which we are a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at December 31, 2006 and 2007.

         In January 2007, we completed a private offering of unsecured convertible debentures ("DEBENTURES") carrying an interest rate of 18% per annum. Each Debenture matures on the first anniversary of the date of its issuance. The Debenture provides that all the interest is payable solely in the shares of our Common Stock on the issuance date. The number of shares issued as interest was calculated based upon average closing price for our Common Stock on the OTCBB for the five (5) consecutive trading days preceding the issuance date. Each Debenture holder has the right to convert its Debenture into fully paid non-assessable shares of our Common Stock at $0.40 per share. For every two (2) shares of common stock a Debenture holder receives upon conversion, the holder will also receive a warrant to purchase one (1) share of Common Stock at an exercise price of $0.60 exercisable for 12 months after the conversion date and one (1) share of Common Stock at an exercise price of $0.80 exercisable for 24 months. The total proceeds raised from the issuance of the Debenture through January 2007 was $2,458,500. Subsequent to January 2007, we have sold additional Debentures in the aggregate principal amount of $425,000.

         Woodfield  purchased  $350,000  in  Debentures  and was issued  195,652 restricted shares of our Common Stock as interest. Mr. Sheth, our Chief Financial Officer and a member of the Board, is the President of Woodfield. Woodfield purchased the Debenture on the same terms as was received by all other investors.

         Mosaic Private Equity US LP ("MOSAIC US")-Series E2 purchased $1,200,000 in Debentures and was issued 306,010 restricted shares of our Common Stock as interest. Mosaic US-Series E2 purchased the Debentures on the same terms as was received by all other investors. As described above under "Background--Debt Exchanges and Repayments", Mosaic has exchanged Debentures for shares of Series C Preferred Stock.

     SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent beneficial shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

         To the best of our knowledge based solely on a review of Forms 3, 4, and 5 (and any amendments thereof) received by us during or with respect to our fiscal year ended December 31, 2007, the following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the fiscal year ended December 31, 2007: Mr. DelVecchio filed a late Form 4 and Form 5, Mr. Mutter filed a late Form 4 and Mosaic Capital failed to file a Form 4.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ASSURED PHARMACY, INC.


Date:    October 9, 2008

                                                     /S/ Robert DelVecchio
                                                     ---------------------
                                                     Robert DelVecchio
                                                     Chief Executive Officer